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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


                         For the Month of October 2005
                        Commission file number: 0-30910

                         O2MICRO INTERNATIONAL LIMITED
                 (Translation of registrant's name into English)

                 Grand Pavilion Commercial Centre, West Bay Road
                         P.O. Box 32331 SMB, George Town
                          Grand Cayman, Cayman Islands
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ___________

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1. OTHER EVENTS

    O2Micro International Limited today announced that it filed a registration statement on Form F-3 with the United States Securities and Exchange Commission for a public offering of a maximum of $115 million of the company's ordinary shares, all of which are being offered by the company. The company proposes to list the ordinary shares offered pursuant to the registration statement on The Stock Exchange of Hong Kong Limited ("HKSE"). An application has been made to the HKSE for the listing of, and permission to deal in, such ordinary shares. There is no assurance whether or when such application will be approved. In preparation for the proposed offering and Hong Kong listing, O2Micro proposes to effect a share split and establish an American depositary receipt ("ADR") program. The entire transaction described above is subject to shareholder approval as described below and there is no assurance that the proposed offering, the listing on the HKSE or the establishment of the ADR program will ultimately be effected. The press release announcing the filing of the registration statement is attached hereto as Exhibit 99.1.

     In connection with the proposed listing on the HKSE, our Board of Directors has also called an extraordinary general meeting of shareholders to be held on November 14, 2005 at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands at 3:00 pm local time. The purpose of the extraordinary general meeting is to approve the following proposals:

     Proposal I   To approve as a special resolution the adoption of Amended and
Restated Articles of Association for our company.

     Proposal II  To approve as an ordinary resolution, the following:

                  1.   The public offering of ordinary shares;

                  2.   The primary listing of ordinary shares on the HKSE;

                  3. Adoption of the 2005 Share Option Plan and 2005 Share Incentive Plan;

                  4. Adoption of a general mandate (the "Sale Mandate") to allot, issue and deal with such number of unissued ordinary shares not exceeding the sum of (i) 20% of the total nominal amount of the share capital of our company in issue and to be issued; and (ii) the total amount of the share capital of our company repurchased by us (if any) pursuant to the repurchase mandate described below following the grant of the Sale Mandate;

                  5. Adoption of a general mandate to exercise all powers of the company to repurchase such number of ordinary shares not exceeding 10% of the total nominal amount of the share capital of our company in issue and to be issued:

                  6. Adoption of a 50 for 1 share split of all of our company's outstanding classes of shares and the implementation of an ADR program with respect to all ordinary shares quoted on Nasdaq with each ADS representing 50 ordinary shares.

    A copy of a letter to the shareholders from Sterling Du, Chairman of the Board and Chief Executive Officer, Notice of Extraordinary General Meeting of Shareholders, Proxy Statement for the Extraordinary General Meeting of Shareholders and Proxy Card, as sent to shareholders on or about October 17, 2005, is attached hereto as Exhibit 99.2. Each is incorporated herein by reference. The description of the proposals set forth above is qualified in its entirety by reference to the complete text of the materials attached hereto as
Exhibit 99.2.

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2. EXHIBITS

                                  EXHIBIT INDEX

Exhibit Number   Exhibit Title
--------------   -------------
     99.1        Press Release

     99.2 Letter to shareholders from Sterling Du, Chief Executive Officer and Chairman of the Board, Notice of Extraordinary General Meeting of Shareholders and Proxy Statement

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 O2MICRO INTERNATIONAL LIMITED


Date: October 17, 2005                           /S/  STERLING DU
                                                 ------------------------------
                                                 Name: Sterling Du
                                                 Title: Chief Executive Officer

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                                EXHIBIT INDEX

Exhibit Number   Exhibit Title
--------------   -------------
     99.1        Press Release

     99.2 Letter to shareholders from Sterling Du, Chief Executive Officer and Chairman of the Board, Notice of Extraordinary General Meeting of Shareholders and Proxy Statement